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March 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Development eREIT, LLC Post Qualification Amendment No. 3 to Offering Statement on Form 1-A Filed January 30, 2024 File No. 024-11873

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise Development eREIT, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 26, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on January 30, 2024 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

The Company is filing an amendment to the Offering Statement (the “Amendment”) concurrently with the filing of this letter to include the responses noted below and other changes.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Post Qualification Amendment No. 3 to Offering Statement on Form 1-A

General

1.	We note your response to prior comment 2. We note your disclosure on page 4 that “[s]ubscribers may generally withdraw their subscription prior to settlement, which typically occurs between 3-5 days after the submission of the subscription” and your disclosure on page 129 “[s]ubscriptions will be binding upon investors but will be effective only upon our acceptance.” Please revise your disclosure, where applicable, to reconcile and disclose the details of your process for accepting or rejecting subscriptions, and the mechanics of settlement, including what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, and how soon after you make final determination to accept or reject a subscription will that settlement occur.

In response to the Staff’s comment, the Amendment updates the Offering Statement such that the revised disclosure throughout the document is now consistent with the detailed disclosure in the Plan of Distribution/How to Subscribe sections, including the disclosure on page 129.

Management Compensation, pg. 68

2.	Please revise to update your management compensation disclosure through the most recently completed fiscal year. Refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05.

In response to the Staff’s comment, the Amendment updates the Management Compensation section to provide the management compensation disclosure through the most recently completed fiscal year. Although the Amendment updates the Management Compensation section, we do not believe that such an update is required under the rules until the Company has filed a Form 1-K for its consolidated financial statements as of and for the year ended December 31, 2023. Item 402 of Regulation S-K and the related Compliance and Disclosure Interpretation 117.05 relates to executive compensation and not compensation paid to an external advisor.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

David Roberts, Esq. Patrick Wilson, Esq.
Goodwin Procter LLP